June 23, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        TELA Bio, Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-239386)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of TELA Bio, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on June 25, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Jefferies LLC

Piper Sandler & Co.

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

JEFFERIES LLC

By:	/s/ Michael Robinson
Name: Michael Robinson
Title: Global Head of Medical Devices

PIPER SANDLER & CO.

By:	/s/ Chad Huber
Name: Chad Huber
Title: Managing Director

As representatives of the several underwriters.

cc: Nathan Ajiashvili, Partner, Latham & Watkins LLP

[Signature Page to Acceleration Request Letter]